SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 23, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated September 23, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   September 23, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - September 23, 2009

Tanzanian Royalty Announces Completion of 43-101 Technical Report

For Ushirombo Project

The Company is pleased to report that a National Instrument 43-101 compliant Technical Report has been completed for its 235 square kilometres Ushirombo mineral property in the Lake Victoria Goldfields of Tanzania.

Among the most prominent geological features cited in the report is the fact that Ushirombo occurs in the same structural setting as the known gold mineralization at the Tulawaka gold mine 30 kilometres to the northwest. Both Ushirombo and Tulawaka are known to host extensive, gold-bearing quartz rubble at or near surface which in the former's case is largely concentrated around artisanal mining areas.

The 43-101 compliant technical report recommends extensive follow-up exploration work in the core area of the Ushirombo property in an effort to confirm gold-in-quartz mineralization on surface and to extend the gold mineralization in the principal artisanal workings.

In January of this year Tanzanian Royalty prepared a new geological interpretation of the Ushirombo property, integrating airborne magnetic/radiometric data, geological mapping and RAB drilling results from earlier exploration programs.

As a result of the review process, the Company identified the “Ushirombo Gold Corridor” (UGC), a 12 kilometres long by six kilometres wide northwest-trending zone as the prime target area.. Most of the project area occurs in greenstones which account for the majority of global gold production.

The UGC contains the areas of historic and current artisanal gold mining and is traversed by the principal regional structures that appear to be associated with known gold mineralization in the region.

James E. Sinclair, Chairman and CEO of Tanzanian Royalty, said the report "confirms our internal expectations for the project and sets in motion a budgetary process that will see substantial new funding made available to evaluate Ushirombo's gold potential, with a specific emphasis on surface-enriched areas including the quartz gravels."

The Ushirombo 43-101 report was prepared by Martin J. Taylor, P.Geo, a Toronto-based independent consulting geologist who fulfills the requirements to be a "Qualified Person" for the purposes of NI 43-101.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.